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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29471

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing
AUG 28 2019
Washington, DC

REPORT FOR THE PERIOD BEGINNING July 1, 2018 (MM/DD/YY) AND ENDING June 30, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Network 1 Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bridge Avenue, Building 2, Penthouse
(No. and Street)

Red Bank	New Jersey	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Hunt, Jr. — (732) 758-9001
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Nawrocki Smith LLP
(Name - if individual, state last, first, middle name)

290 Broad Hollow Road	Melville	New York	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, **William R. Hunt, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm **Network 1 Financial Securities, Inc.** as of **June 30, 2019,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

56279570	28957292	74979419	45563583	69143997	71941071
16640738	23728477	17356838	72595546	36202738	47231568
17775707	71262256	57718965	14234245	87885167	47617704
47784115	28888745	76491325	51697460	55332973	68495548
57255455	48362146	60051159	83273529	55154949	74979419
691443997					

Signature

CFO

Title

Notary Public

DARLENE E. GAUDIOS
Notary Public, State of New Jersey
My Commission Expires
February 05, 2023

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of
Network 1 Financial Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Network 1 Financial Securities, Inc. (the "Company") as of June 30, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Network 1 Financial Securities, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Network 1 Financial Securities, Inc.'s management. Our responsibility is to express an opinion on Network 1 Financial Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Network 1 Financial Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Network 1 Financial Securities, Inc.'s financial statements. The supplementary information is the responsibility of Network 1 Financial Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Network 1 Financial Securities, Inc.'s auditor since 2017.

Melville, New York
August 27, 2019

Nawrocki Smith LLP

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of June 30, 2019

ASSETS	
Cash and cash equivalents	$ 3,665,600
Deposit with clearing organization	257,157
Due from affiliates, net	613,881
Advances to registered representatives, net	333,281
Due from clearing organization	394,670
Securities, at fair value	633,200
Property and equipment, net	21,372
Prepaid Expense	28,945
TOTAL ASSETS	$ 5,948,106
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Commissions payable	$ 651,633
Capital leases payable	1,134
Accounts payable, accrued expenses and other liabilities	1,343,000
TOTAL LIABILITIES	1,995,767
STOCKHOLDERS' EQUITY	
Series A Preferred stock, $1.00 par value, 8% coupon; 1,000,000 shares authorized; 215,000 shares issued and outstanding	215,000
Series B Preferred stock, $1.00 par value; 4,000,000 shares authorized; none issued and outstanding	-
Common stock, Class A $.01 par value; 10,000,000 shares authorized; 1,643,930 shares issued and 1,141,430 outstanding	16,439
Common stock, Class B $.01 par value, 2,000,000 shares authorized; 150,878 shares issued and 140,528 shares outstanding	1,509
Common stock, Class C $.01 par value; 3,000,000 shares authorized; none issued and outstanding	-
Additional paid-in capital	2,015,391
Treasury stock at cost; Class A 502,500 shares and Class B 10,350 shares	(5,129)
Accumulated profit	1,709,129
TOTAL STOCKHOLDERS' EQUITY	3,952,339
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,948,106

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2019

REVENUES	
Commissions	$ 6,013,187
Mutual Fund fees	398,762
Investment advisory	402,372
Investment banking	3,400,013
Underwriting fees	2,889,742
Net dealer inventory gain	409,852
Interest and dividends	94,591
Transfer fees and clearing services	648,671
TOTAL REVENUES	14,257,190
OPERATING EXPENSES	
Commissions	9,804,406
Employee compensation and benefits	1,515,104
Office expenses	829,158
Clearing fees	494,562
Occupancy and related expenses	301,703
Communications and data processing	381,759
Professional fees	907,329
Underwriting expenses	289,197
Licenses and permits	42,246
Bad debt expenses	294,223
Depreciation and amortization	12,273
TOTAL OPERATING EXPENSES	14,872,010
LOSS BEFORE INCOME TAXES	(614,819)
PROVISION FOR INCOME TAXES	0
NET LOSS	$ (614,819)

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2019

		Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Treasury Stock at Cost	Accumulated Profit (Deficit)	Total
		Shares	Amount	Shares	Amount	Shares	Amount				
BALANCE	June 30, 2018	215,000	$ 215,000	1,643,930	$ 16,439	150,878	$ 1,509	$ 2,015,391	$ (5,129)	$ 2,323,948	$ 4,567,158
Net Loss		-	-	- 0	-	-	-	-	-	(614,819)	(614,819)
BALANCE	June 30, 2019	215,000	$ 215,000	1,643,930	$ 16,439	150,878	$ 1,509	$ 2,015,391	$ (5,129)	$ 1,709,129	$ 3,952,339

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(614,819)
Adjustments to reconcile net profit to net cash provided by operating activities		
Depreciation		12,273
Changes in operating assets and liabilities		
Deposit with clearing organization		50,907
Due from affiliates		(208,236)
Advances to registered representatives		(312,277)
Securities		(50,037)
Prepaid expenses		(28,945)
Commissions payable		(2,432,992)
Due from clearing organization		1,972,305
Accounts payable, accrued expenses and other liabilities		542,885
TOTAL ADJUSTMENTS		(466,390)
NET CASH USED BY OPERATING ACTIVITIES		(1,068,936)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property and equipment		(16,744)
NET CASH USED BY INVESTING ACTIVITIES		(16,744)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of capital lease obligations		(2,268)
NET CASH USED IN BY FINANCING ACTIVITIES		(2,268)
NET DECREASE IN CASH		(1,087,948)
CASH- Beginning of year		4,753,548
CASH- End of year	$	3,665,600

(the accompanying notes are an integral part of these financial statements)

NETWORK 1 FINANCIAL SECURITIES, INC.
Notes to Financial Statements
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2019

NOTE 1 – ORGANIZATION

Network 1 Financial Securities, Inc. (the "Company") was organized as a Texas corporation on March 15, 1983 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the State of Texas and various other states. The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

On June 9, 2009, the Company completed a merger transaction with, International Smart Sourcing, Inc. ("ISSI") an inactive publicly registered shell corporation with no significant assets or operations. ISSI was incorporated in February 1998 in Delaware. As a result of the reverse merger, Network 1 Financial Securities, Inc. ("NETW") became a wholly owned subsidiary of ISSI. The Network 1 Financial Securities, Inc. shareholders acquired control of ISSI. Upon completion of the reverse merger transaction, ISSI changed its name to Network 1 Financial Group, Inc.

The effects of this reverse merger were not reflected in these financial statements and reflect this departure from the accounting principles generally accepted in the United States of America for the current and previous year's financial statements. The accounting principles generally accepted in the United States of America require that the effects of the reverse merger would be recognized by restating the Company's stockholder's equity.

The Company was required to file with the Financial Industry Regulatory Authority ("FINRA"), an application pursuant to FINRA Rule 1017 (the "1017 Application") to obtain approval for the sale of up to one hundred percent (100%) of the Company. The Company filed the initial 1017 Application on February 6, 2009, subsequently withdrew the 1017 Application and re-filed the 1017 application on April 2, 2009. FINRA approved the 1017 application on October 30, 2009.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Customer security transactions and the related commission income and expense are recorded as of the trade date. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Customers who are financing their transaction on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firm. The interest is billed on the average daily balance of the margin account.

Net dealer inventory gains result from securities transactions entered into for the account and risk of the Company. Net dealer inventory gains are recorded on a trade date basis.

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities in which it does not make a market, and charges commissions based on the services the Company provides to its customers. In executing customer orders to buy or sell a security in which the Company makes a market, the Company may sell to, or purchase from, customers at a price that is substantially equal to the current inter-dealer market price plus or minus a mark-up or mark-down. The Company may also act as agent and execute a customer's purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a commission. Mark-ups, mark-downs and commissions are generally priced competitively based on the services it provides to its customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by the FINRA. The Company receives fees for variable annuities and insurance as well as management fees from affiliates in which its RR's jointly registered. The Company receives fees for investment banking and underwriting services, mutual funds, and market making activities as well as clearing fees from its clearing firm.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable securities are carried at fair value, with changes in value included in the statement of operations in the period of change. Fair value is generally determined by quoted market prices. Non-marketable securities are valued at fair value as determined by management.

Effective July 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of July 1, 2018, to opening stockholders' equity. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Cash and Cash Equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Property and Equipment
Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

Fair Value of Financial Instruments
The Company adopted the provisions of ASC 820, "Fair Value Measurements", which defines fair value for accounting purposes, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements. Fair value is defined as an exit price, which is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The degree of judgment utilized in measuring the fair value of assets and liabilities generally correlates to the level of pricing observability. Financial assets and liabilities with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and require less judgment in measuring fair value. Conversely, financial assets and liabilities that are rarely traded or not quoted have less price observability and are generally measured at fair value using valuation models that require more judgment. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency of the asset, liability or market and the nature of the asset or liability. As of June 30, 2019, the Company has categorized its financial assets and liabilities measured at fair value into a three-level hierarchy in accordance with ASC 820.

Impairment of Long-Lived Assets
The Company assesses the recoverability of its long-lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated futures cash flows (discounted and with interest charges), the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. Based on its assessments, the Company did not incur any impairment charges for the year ended June 30, 2019.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in other receivables in the accompanying balance sheet, and/or (iii) charged as an expense in the accompanying statements of operations, based on the particular facts and circumstances.

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

The Company maintains cash with major financial institutions. The Federal Deposit Insurance Corporation ("FDIC") insures up to $250,000 cash at each institution. At times such amounts may exceed the FDIC limits. At June 30, 2019 the Company had uninsured cash bank balances of $3,230,916. The Company believes it is not exposed to any significant credit risks for cash.

Advances to Registered Representatives

The Company extends unsecured credit in the normal course of business to its registered representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statements of operations. As of June 30, 2019, advances to registered representatives were deemed fully collectible, and as such no allowance for doubtful accounts is necessary.

Income Taxes

In accordance with ASC 740 "Income Taxes", the Company accounts for income taxes under the liability method. Deferred income tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by current enacted tax rates. The Company periodically assess whether it is more likely than not that they will generate sufficient taxable income to realize the deferred tax assets. The Company records a valuation allowance, as necessary, to reduce the deferred tax assets to the amount of future tax benefit that The Company estimates is more likely than not to be realized. The Company believes that their estimates are reasonable; however, the final outcome of tax matters may be different from than the estimates reflected in their financial statements.

The Company records tax benefits for positions that they believe are probable of being sustained under such examinations. Regularly, the Company assesses the potential outcome of such examinations to determine the adequacy of their income tax accruals. The Company adjusts their income tax provision during the period in which they determine that the actual results of the examinations may differ from their estimates. Changes in tax laws and rates are reflected in their income tax provision in the period in which they occur.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED, AT MARKET

The following table shows the market values of the Company's investment securities owned and securities sold, but not yet purchased as of June 30, 2019:

	Securities Owned	Securities Sold but not Purchased
Securities (other than clearing firm deposit)	$633,200	$0

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected in the statement of financial condition. As of June 30, 2019, the Company had $0 securities sold, but not yet purchased.

NOTE 4 – DEPOSIT WITH CLEARING ORGANIZATION

The following represents amounts on deposit with Axos Clearing ("Axos"), in the Company's clearing broker inventory account:

Cash	$	114,214
Marketable securities, net of fair value adjustment of $ (52,969)		142,943
Total	$	257,157

The marketable securities are primarily comprised of corporate stocks. Marketable securities on deposit with Axos are reflected at fair value. The Company is required to maintain a deposit balance of $100,000 with Axos of cash and securities.

NOTE 5 – DUE FROM AFFILIATES

As of June 30, 2019, due from affiliates consisted of the following:

Network 1 Financial Group Corp. (*)	$	2,111,742
Network 1 Financial Capital Management LLC (*)		29,234
Less, allowance for collectability		(1,527,095)
Total	$	613,881

(*) Represents amounts due from an affiliate whose officers and shareholders are officers and indirect shareholders of the Company.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following at June 30, 2019:

Equipment	$	243,585
Furniture and fixtures		76,555
Total		320,140
Less: accumulated depreciation		(298,768)
Property and Equipment - Net	$	21,372

Depreciation expense for the year ended June 30, 2019 was $12,273.

NOTE 7 – CAPITAL LEASE OBLIGATION

The asset and liability under the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are included in property and equipment and are amortized over the estimated life of the assets. The interest rate under lease two is 6.89% and is imputed based on the lessor's implicit rate of return. The capital lease is payable in monthly installments of $205, including interest through December 2019.

Amortization of assets held under the capital lease is included in depreciation expense.

At June 30, 2019, the future lease payments under the capital lease are as follows:

Fiscal Year Ending June 30,	Amount
2020	$ 1,134
Total minimum lease payments	$ 1,134

NOTE 8 – BENEFIT CONTRIBUTION PLAN

The Company sponsors a 401K profit sharing plan that covers substantially all of its employees. The plan provides for a discretionary annual contribution, and is allocated in proportion to compensation. In addition, each participant may elect to contribute to the Plan by way of a salary deduction. An employee becomes fully vested in the Company's contribution after 6 years. A participant is fully vested in their own contributions. For the year ended June 30, 2019, the Company made no discretionary contributions to the Plan.

NOTE 9 – STOCKHOLDERS' EQUITY

Shares Authorized
The Company's authorized number of shares of capital stock is 20,000,000 issuable in series with rights, preferences, privileges and restrictions as determined by the Board of Directors.

Series A Preferred Stock
As of June 30, 2019, the Company has 1,000,000 shares authorized, of 8% Series A preferred stock $1.00 par value, and 215,000 shares are issued and outstanding.

The Series A preferred stock is redeemable at the option of the Company's Board of Directors at 125% of the issuance price plus any dividends earned but unpaid and after one year outstanding. The Series A preferred stock is non-voting and non-cumulative. Of the 215,000 shares issued, 99,000 shares are owned by National Financial Services Group, Inc., an affiliated company, whose officers and shareholders are officers and shareholders of the Company and 31,000 were owned by HT Ardinger and Son, an indirect owner of the Broker Dealer. For the year ended June 30, 2019, the Company paid no dividends with respect to the preferred stock.

The preferred stock shareholders are entitled to a bonus dividend at the discretion of the Board of Directors based on the profitability of the firms market making investment activities minus certain deductions. No bonus dividends were declared for the year ended June 30, 2019.

Series B Preferred Stock
As of June 30, 2019, the Company has 4,000,000 shares authorized, of Series B preferred stock $1.00 par value, none issued and outstanding. The class B preferred stock is non-voting.

Class A Common Stock
As of June 30, 2019, the Company has 10,000,000 shares of class A common stock, $0.01 par value authorized. 1,643,930 shares are issued and 1,141,430 shares are outstanding. The class A common stock is voting.

NOTE 9 – STOCKHOLDERS' EQUITY (Continued)

Class B Common Stock
As of June 30, 2019, the Company has 2,000,000 shares of class B common stock, $0.01 par value authorized, 150,878 shares are issued and 140,528 shares are outstanding. The class B common stock is non-voting and is convertible to class A voting stock on a 1:1 ratio upon 75%-member approval of the Board of Directors.

Class C Common Stock
As of June 30, 2019, the Company has 3,000,000 shares of class C common stock, $0.01 par value authorized, none issued and outstanding. The class C common stock is non-voting.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved in other legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company currently is involved in a legal proceeding as follows:

On or about January 16, 2018, the Company was named in an amended federal class action lawsuit based on allegation that, as Underwriter, the Company has a legal obligation to independently verify information in prospectus. Class Plaintiffs' claim that, when the IPO was issued, factually incorrect financial data surfaced about Issuer and the Company failed to fulfill its due diligence duties. Complaint sounded in both Underwriting and Retail sales. On March 9, 2018 the Company participated in judicial mediation. On the same date, without admitting any fault or liability, the Company entered into a settlement resolving all claims brought against itself and its co-defendant. The co-defendant paid $1,520,000 and the Company, as underwriter in the IPO, contributed $30,000 towards this settlement. This case was officially closed on October 15, 2018.

On or about August 20, 2018, the Company was named in a federal class action lawsuit based on allegations that, as Lead Underwriter for a certain Issuer's Reg A+ IPO, the Company performed inadequate due diligence - specifically that the Company should have known that a certain officer of the Issuer issued to himself on December 6, 2017 certain Issuer shares that were not lawfully issued, and that the Company should have known that these shares were issued to other shareholders who were affiliated with Issuer; and therefore, these shares should have been deemed to be "publicly held" for purposes of meeting the NASDAQ listing requirements for Issuer's stock on NASDAQ. Because these shares were not properly registered, the allegation is that the Company effectively allowed these individuals to trade unregistered shares in the secondary market, driving up the price of the stock before it collapsed, after these individuals manipulated the market by selling out at a profit. On April 11, 2019, a federal district court in New York granted the Company's motion to dismiss in connection the class action plaintiffs' claim under Section 12(a)(1) of the Securities Act of 1933 (relating to sales of unregistered securities) but denied the Company's motion to dismiss in connection with the class action plaintiffs' claims under Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 (relating to fraud and market manipulation). The Company filed a motion for reconsideration as well as a request to certify certain questions for appeal to the 2nd Circuit U.S. Court of Appeals. The court granted hearing on the matter. On July 29, 2019 the court reversed its April 11, 2019 denial of dismissal, granting the Company's motion to dismiss the class action plaintiffs' claims under Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5, and therefore dismissing all claims against the Company in their entirety. Because all claims against the Company were dismissed, there was no need for the Court to address the Company's request that certain questions be certified to the 2nd Circuit.

On or about November 14, 2018, the Company was named in a federal class action lawsuit based on allegations that, as Lead Underwriter for a certain Issuer's Reg A+ IPO, the Company is a statutory seller of the "December 6 Shares", claiming that (1) the shares were unregistered; and (2) the shares were issued in non-exempt transactions. Shortly thereafter, on or about December 21, 2017 a certain officer of Issuer provided NASDAQ a final list of shareholders. Seven of the December 6th shareholders asked the Company to open brokerage accounts with the Company. The Company asked this corporate officer to confirm that payment had been received for these "December 6 Shares" and provide bank statements as confirmation of payment. Citing the SEC Complaint against Issuer, the escrow account used in the Regulation A Offering and Issuer's bank account did not contain "evidence of payments for the shares issued on December 6, 2017 or around the time that subscription agreements were signed by [the December

NOTE 10 – COMMITMENTS AND CONTINGENCIES (Continued)

6th Shareholders]." According to the class action complaint, the Company knew or was reckless in not knowing that the December 6th Shares were not lawfully issued under the Regulation A Offering. In the course of litigation, this class action lawsuit was consolidated with the Lead Class Action Lawsuit. On June 21, 2019 the class action plaintiffs voluntarily withdrew without prejudice their complaint against the Company and on June 24, 2019 this case was closed on the Court's docket.

On or about August 23, 2018, the Company was named in a class action lawsuit, filed in state court, based on allegation that as, Underwriter of a certain Issuer's IPO, the Company assisted in preparation and dissemination of Issuer's false and misleading Offering Circular. Specifically, the claim is that IPO failed to disclose that "silent" co-founder of Issuer had a "sordid legal record including violations of California securities law and played an active role in influencing operations and selling Issuer's securities"; and that, additional "silent" co-founders a professional affiliate of the other co-founder and has interconnected legal problem and prior dealings and that both had been previously barred from selling securities; that that two other director biographies omitted disclosures about failed penny stock experience, hence statements in the IPO in regards to Issuer's business, operations, and prospects were materially false and misleading and lacked a reasonable basis. This complaint alleges that documents related to the offering of common stock under Regulation A in June 2017 contained materially false and misleading statements and that all defendants violated Section 12(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), and that the Company and the individual defendants violated Section 15 of the Securities Act, in connection therewith. The plaintiff sought on behalf of himself and all class members: (i) certification of a class under California substantive law and procedure; (ii) compensatory damages and interest in an amount to be proven at trial; (iii) reasonable costs and expenses incurred in this action, including counsel fees and expert fees; (iv) awarding of rescission or recessionary damages; and (v) equitable relief at the discretion of the Court. On November 9, 2018, in response to a demurrer filed by the Company, Plaintiffs filed a first amended complaint, which was substantially similar to the original complaint but refined certain allegations regarding the alleged material omissions that form the basis of the complaint. Defendants demurred to the first amended complaint. The court heard defendants' demurrers to the first amended complaint on January 30, 2019. At this hearing the court granted plaintiff leave to file a second amended complaint. Plaintiffs filed a second amended complaint on January 31, 2019. The second amended complaint attempts to substitute in two putative class plaintiffs. The Company and its co-defendant jointly demurred to the second amended complaint on March 4, 2019. On May 7, 2019, the Court held a hearing and tentatively issued a ruling indicating that the Second Amended Complaint should be dismissed, without prejudice. A subsequent written order confirmed the dismissal, without prejudice. On June 29, 2019, Plaintiffs filed their Third Amended Complaint, seeking to address the issues raised in the Court's oral ruling. The Company and its Co-Defendant filed a Joint demurrer on July 29, 2019, and a hearing on that demurrer is scheduled for August 29, 2019. We believe that the purported class action lawsuit is without merit and intend to vigorously defend the action. It is expected that this time the Court will dismiss plaintiffs' amended complaint with prejudice.

On May 22, 2017 the Company was named in a civil lawsuit concerning the receipt of fees for an IPO in which the Company was one of the Underwriters by a defunct broker dealer which became defunct before the IPO occurred. The Claim seeks to have the fees returned to the defunct broker dealer. The claim is filed against the Company and another co-defendant as well as against the IPO Company, claiming damages for approximately $2.3 million. The Company has retained counsel to vigorously defend itself and has filed an answer with the court through its consul. The civil action has been removed from the Federal Courts and currently has been filed as a FINRA arbitration action. Hearing was held on November 12, 2018 and the matter is continued to November 2019, which is the next hearing date. At the conclusion of defunct broker dealer's case-in-chief, the Company believes it will be entitled to dismissal based on governing law. The outcome of this action cannot be determined at this time.

On December 8, 2014 the Company, its officers, and a registered representative have been named in an arbitration seeking reimbursement of losses in a client account. The loss at the Company was approximately $23,668. The Company will vigorously defend itself concerning this arbitration which is covered by RRADA, a legal fees program limiting exposure to only out of pocket expense. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $75,000 of which legal fees incurred by the RRADA program are applied to the deductible. Following a hearing, the Claimant's claims were denied in their entirety by the FINRA Arbitration Panel on March 13, 2019.

NOTE 10 – COMMITMENTS AND CONTINGENCIES (Continued)

On August 17, 2018 the Company was named in an arbitration along with two registered representatives of the Company. The Claimant is seeking relief in the amount of $217,000 for losses that may have occurred in their brokerage account. The Company has retained counsel to vigorously defend itself which is covered by RRADA, a legal fees program limiting exposure to only out of pocket fees incurred by counsel. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $75,000 - $100,000 of which legal fees incurred by the RRADA program are applied to the deductible. Hearing on this matter took place during the last week in July. The Firm has not received a determination of this matter as of August 27, 2019.

On or about September 27, 2018, the Company and one of its brokers were served with a FINRA statement of claim brought by a Customer of the broker for transactions that occurred when the broker was registered at a different and unaffiliated broker/dealer. Claimant claims that the Company and the broker are liable to Claimant for making unsuitable recommendations, fraud and misrepresentation, breach of contract, negligent supervision and elder abuse. This case is currently in Discovery Stage. The Company will vigorously defend itself concerning this arbitration which is covered by RRADA, a legal fees program limiting exposure to only out of pocket expense. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $75,000 - $100,000 of which legal fees incurred by the RRADA program are applied to the deductible.

On or about December 6, 2018, the Company and one of its brokers were served with a FINRA statement of claim brought by a Customer of the broker for transactions occurred when the broker was registered at a different and unaffiliated broker dealer. No transactions were done at the Company. The statement of claim alleges causes of action for: (1) common law fraud; (2) breach of fiduciary duty; (3) negligence; and (4) breach of contract. Claimants seek $15 million in compensatory damages and $15 million in punitive damages from all respondents, collectively. On April 2, 2019, Counsel for the Claimant withdrew, with prejudice, his statement of claim against the Company and its broker.

On September 4, 2018, the Company was served with a FINRA Statement of Claim which alleges losses in the amount of $191,025 arising from the recommendation of unsuitable investments and overconcentration of Claimant's portfolio in a single nontraditional exchange-traded fund (ETF). The statement of claim also seeks the recovery of consequential damages, prejudgment interest, and punitive damages of an unspecified amount. The statement of claim lists a number of causes of action against the Company, including: failure to supervise and respondent superior liability for a broker's recommendation of unsuitable investments; breach of contract; violation of FINRA rules as well as state and federal securities laws; violation of New York General Business Law; and common law fraud. This case is currently in Discovery Stage. We believe that this FINRA arbitration is without merit and we have and will continue to vigorously defend arbitration.

On or about February 14, 2019, the Company and its broker were served with a FINRA statement of Claim which alleged Breach of Fiduciary Duty, Negligence, Negligent Supervision, and Fraud. Claimant claims $70,000 of damages. This case is currently in Discovery Stage. The Company will vigorously defend itself concerning this arbitration which is covered by RRADA, a legal fees program limiting exposure to only out of pocket expense. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $75,000 - $100,000 of which legal fees incurred by the RRADA program are applied to the deductible.

On May 9, 2019 the Company was named in an arbitration. The Claimant is seeking relief in the amount of $204,600 for losses that may have occurred in their brokerage account serviced by a registered rep that is no longer associated with the Firm. The Company has retained counsel to vigorously defend itself which is covered by RRADA, a legal fees program limiting exposure to only out of pocket fees incurred by counsel. In addition, the Company carries E&O insurance with a limit of $1,000,000 per incident up to a maximum of $2,000,000 per year with a deductible of $75,000-$100,000 of which legal fees incurred by the RRADA program are applied to the deductible.

The Company has not established liabilities for the potential loss related to the above arbitrations. In determining whether to establish a liability, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations

NOTE 10 – COMMITMENTS AND CONTINGENCIES (Continued)

with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined.

Lease Commitments

The Company leases its corporate office facility month to month under an operating lease with Network 1 Financial Group, Inc. the Company's parent. Additionally, the Company has two other office facilities, Syosset NY, Danbury CT, in which it also leases on a month to month lease with Network 1 Financial Group, Inc. Rent expense for the year ended June 30, 2019 was $289,715.

NOTE 11 – RELATED PARTY TRANSACTIONS

Network 1 Financial Securities, Inc. maintains an established Expense Sharing Agreement that requires Network 1 Financial Group, Inc. to share in the common operating expenses and pay direct expenses that are billed to Network 1 Financial Group, Inc. Network 1 Financial Securities, Inc. has no operating leases in its name. The allocated expenses are made at the end of each month and are adjusted (if necessary) at the end of every quarter in line with FOCUS reporting. Network 1 Financial Securities, Inc. is related to Network 1 Financial Assurance Corp. a New Jersey insurance agency through common ownership by certain shareholders of the Company for the purpose of conducting insurance business. Network 1 Financial Securities, Inc. is related to Network 1 Financial Advisors, Inc. a New Jersey Registered Investment adviser through common ownership by certain shareholders of the Company for the purpose of coordinating investment advisory services. Network 1 Financial Securities, Inc. is related to Network 1 Capital Management, Inc. and provides quote services that are recorded as an asset, due from affiliates.

NOTE 12 – FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the amount that would be received for an asset or paid to transfer a liability (i.e., an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes the following three levels of inputs that may be used:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs when there is little or no market data available, thereby requiring an entity to develop its own assumptions. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The table below summarizes the fair values of financial assets that are measured on a recurring basis at fair value as of June 30, 2019:

	Level 1	Level 2	Level 3	Total
Securities held for resale, at market	$ 266,923	$ 366,277	$ -	$ 633,200
Marketable securities with clearing organization	142,943	-	-	142,943
Total	$ 409,866	$ 366,176	$ -	$ 776,143

NOTE 13 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $100,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

As of June 30, 2019, the Company's net capital exceeded the requirement by approximately $2,296,212.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exempted provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 27, 2019 the date the financial statements were available to be issued. There have been no further material subsequent events that have occurred that would require disclosure in this report or would be required to be recognized in the financial statement as of June 30, 2019.

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2019

NETWORK 1 FINANCIAL SECURITIES, INC.

NET CAPITAL	
Total stockholders' equity	$ 3,952,339
Decuctions and/or charges:	
Non-allowable assets:	
Petty Cash	215
Advances to registered representatives	62,811
Property and equipment	21,372
Marketable secuities, restricted	366,277
Other Assets	913,296
	1,363,971
NET CAPITAL BEFORE HAIRCUTS AND SECURITIES	2,588,368
Haircuts of securities	
Trading and investment securities:	
Other securities	43,897
Blockage charges	117,222
	161,119
NET CAPITAL	$ 2,427,249
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	133,058
Excess net capital	2,294,191
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Commissions payable	651,633
Capital leases	1,134
Accounts payable, accrued expense and other liabilities	1,343,000
TOTAL AGGREGATE INDEBTEDNESS	$ 1,995,767
Ratio: aggregate indebtedness to net capital	.82 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of June 30, 2019)	
Net capital, as reported in Company's Part II (unaudited, as amended) FOCUS report	$ 2,427,249
Net capital per preceding	$ 2,427,249

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2019

SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for the year ended June 30, 2019, the Company was in compliance with the conditions of exemption.

SCHEDULE III: INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of rule 15c3-3 and for year ended June 30, 2019, the Company was in compliance with the conditions of exemption.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of
Network 1 Financial Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Network 1 Financial Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
August 27, 2019

Nawrocki Smith LLP

NETWORK 1 FINANCIAL
SECURITIES, INC.

August 27, 2019

Network 1 Financial Securities, Inc. (NETW) clears its business on a fully disclosed basis with Axos Clearing LLC.

NETW utilizes the exemption under SEC 240-15c3-3(k)(ii); SEC 240-15c3-3(k)(2)(ii). The Firm promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers and is not a clearing broker. NETW did not maintain custody of client funds or securities for the fiscal year July 1, 2018 and ending June 30, 2019.

(k)(2)(ii) NETW, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §240.17a-3 and §240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(k)(2)(ii) Exemption – Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

NETW met this exemption throughout its most recent year without exception.

This affirmation is made under 240-15c3-3 by the undersigned.

Sincerely,

William R. Hunt, Jr.
President, COO, CFO

The Galleria ▪ 2 Bridge Avenue
Suite 241 ▪ Red Bank, NJ 07701-1106
Phone: 732-758-9001 ▪ Toll Free: 800-886-7007 ▪ Fax: 732-758-6671

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholders' of
Network 1 Financial Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2019, which were agreed to by Network 1 Financial Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the total revenue amounts reported on the annual audited Form X-17A-5 Part III (FOCUS Report) for the year ended June 30, 2019, with the total revenue amount reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
August 27, 2019

Nawrocki Smith LLP